UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11- K

 (Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from              to

Commission file number 1-18378

A.                Full title of the plan and the address of the plan, if different from that of the issuer named below:

AVENTIS PHARMACEUTICALS
PUERTO RICO SAVINGS PLAN

604 San Jose Road

Industrial Zone Cotto Norte

Manati, P.R. 00674

B.                Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AVENTIS

67917 Strasbourg CEDEX 9

France

Exhibit Index is at Page 13

AVENTIS PHARMACEUTICALS PUERTO RICO
 SAVINGS PLAN

Table of Contents

A)	Financial Statements:

Report of Independent Accountants

Statement of Net Assets Available for Plan Benefits at December 31, 2001

Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2001

Notes to Financial Statements

Supplemental Schedule*:

Schedule of Assets (Held at End of the Year) at December 31, 2001

B)	Exhibits:
(1) Consent of Independent Accountants

*      Other schedules required by section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

AVENTIS PHARMACEUTICALS PUERTO RICO
SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2001

Report of Independent Accountants

To the Participants and Administrator of the

Aventis Pharmaceuticals Puerto Rico Savings Plan

In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of Aventis Pharmaceuticals Puerto Rico Savings Plan (the “Plan”) at December 31, 2001, and the changes in net assets available for plan benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audit.  We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of the year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

San Juan, Puerto Rico

October 30, 2002

AVENTIS PHARMACEUTICALS PUERTO RICO
SAVINGS PLAN

Statement of Net Assets Available for Plan Benefits

December 31, 2001

Assets:

Investments, at fair value:
Allocated share of master trust net assets	$6,871,797
Mutual funds	571,102
Common and commingled trusts	1,236,891
Participant loans	607,298

9,287,088
Receivables:
Employer’s contributions	280,842
Participants’ contributions	31,732
Dividend receivable	42,839

Total receivables	355,413

Total assets	9,642,501

Liabilities:

Other payables	286

Net assets available for plan benefits	$9,642,215

The accompanying notes are an integral part of these financial statements.

AVENTIS PHARMACEUTICALS PUERTO RICO
SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits

For the Year Ended December 31, 2001

Additions:
Additions to net assets attributed to:
Investment income -
Interest and dividends	$388,065
Contributions:
Employer	793,377
Participants	814,487
Investment assets transferred from the Aventis Pharmaceuticals Savings Plan	8,488,855

Total additions	10,484,784

Deductions:
Deductions from net assets attributed to:
Net depreciation in fair value of investments	134,985
Allocated share of master trust investment activities	323,427
Benefits paid to participants	377,538
Administrative expenses	6,619

Total deductions	842,569

Increase in net assets available for plan benefits and net assets available for plan benefits, end of the year	$9,642,215

The accompanying notes are an integral part of these financial statements.

AVENTIS PHARMACEUTICALS PUERTO RICO
SAVINGS PLAN

Notes to Financial Statements

December 31, 2001

1.        Description of Plan

            The following description of Aventis Pharmaceuticals Puerto Rico Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

            Plan Description

            The Plan is a defined contribution plan that covers substantially all the employees of Aventis Pharmaceuticals Puerto Rico (the “Company”) as they meet the prescribed eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

            Plan Mergers and Transfers

            The Rhône–Poulenc Rorer Employee Savings Plan was merged with and into the Aventis Pharmaceuticals Savings Plan (hereafter referred to as the “U.S. Plan”) effective December 29, 2000. As a result of this merger, $435,390,293 was transferred from the Rhône–Poulenc Rorer Employee Savings Plan into the U.S. Plan.

            Effective January 1, 2001, a separate plan for employees of Aventis Pharmaceuticals Puerto Rico, Inc. was established.  On January 2, 2001, the U.S. Plan transferred $8,488,855 in assets to the Plan representing participant account balances eligible for transfer under the terms of the Plan Agreement.

            Master Trust

            Effective January 1, 2001, Aventis Pharmaceuticals, Inc., Aventis Pharmaceuticals Puerto Rico, Inc. and T. Rowe Price Trust Company (the “Trustee”) entered into a Master Trust Agreement (“MT Agreement”) to serve as a funding vehicle for certain commingled assets of the Plan and the U.S. Plan.  Accordingly, certain assets of the Plan are maintained, for investment purposes only, on a commingled basis with the assets of the U.S. Plan in a Master Trust.  Neither plan has any interest in the specific assets of the Master Trust, but maintain beneficial interests in such assets.  The portion of assets, net earnings, gains and/or losses and administrative expenses allocable to each plan is based upon the relationship of the Plan’s beneficial interest in the Master Trust to the total beneficial interest of all plans in the Master Trust.

            Plan Administration

            The Aventis Pharmaceuticals Savings Investment Committee (the “Committee”), as appointed by the Company’s Board of Directors, is responsible for the general administration of the Plan. The Company also maintains a trust fund as part of the Plan to hold the assets of the Plan. The Board of Directors has appointed a Trustee with responsibility for the administration and management of the Plan.

 Contributions

            The Plan provides that participants may make elective deferral contributions of up to 10% of the participants’ eligible compensation on a pre-tax basis.

            The Plan provides for a matching contribution allocation in an amount that is equal to the lesser of (i) the participant’s savings contributions made on his/her behalf for the applicable period or (ii) 4% of such participant’s eligible compensation for the applicable period.  If, as of the end of any plan year, the Company’s performance exceeds the annual business targets, the 4% contribution referenced above shall be increased proportionately from 4% to a maximum of 6% for performance exceeding up to 120% of annual business targets for the plan year.

            Notwithstanding the above, each Member who is a member of the United Auto Workers’ Union and who is entitled to a Matching Contribution Allocation for a Plan Year shall receive an allocation up to a maximum of $3,000 for each Participant in a Plan Year.

            There are certain defined limitations on the amount of contributions that may be credited to a participant’s account and the annual amount of the Company contribution is limited to the maximum annual amount as may be determined by the Secretary of the Treasury designed to reflect increases in cost of living.  The Plan includes specific procedures for the treatment of any excess account additions beyond those allowable as noted above.

            Vesting

            All participants are 100% vested at all times in all portion of their accounts balances.

            Investment Options

            Upon enrollment in the Plan, a participant may elect to have his/her contributions invested in one or more of the following funds:

            Capital Guardian Emerging Market Equity Fund - This fund seeks long-term capital growth through investments in developing countries equity securities.  The fund’s investments are typically diversified across emerging markets in Latin America, Asia, Europe, Africa, and the Middle East.

            Equity Index Trust Fund - This fund seeks to replicate the total return performance of the S&P 500 Index. The fund invests substantially all assets in common stocks listed on the index and attempts, when practical, to hold securities in all 500 issuers. It will invest in securities proportionally to their weighting in the index, attempting to maintain a correlation of the fund’s net asset value to the index’s return of at least 0.95. The fund will not invest more than 25% of assets in any one industry or 5% in any one issuer.

            Fidelity Management Trust Fund - This fund seeks to provide excess return over the Standard & Poor 500 Index by combining the quality of the selected stocks with quantitative risk control.

            International Stock Fund - This fund seeks long-term growth of capital. The fund normally invests at least 65% of assets in common stocks of established non-U.S. issuers. It may invest the balance of assets in preferred stocks, warrants, convertibles, and/or debt securities. The fund typically maintains investments in at least three foreign countries, and it may invest in both industrialized and developing countries.

            Retirement Strategy Trust Balance Fund - This fund seeks to provide capital appreciation, current income and moderate level of principal fluctuation by investing in different trusts managed by the Trustee.

            Retirement Strategy Trust Conservative Growth Fund - This fund seeks to provide capital appreciation and moderate current income by investing in three common trust funds managed by the Trustee.

            Retirement Strategy Trust Income Plus Fund - This fund seeks to provide long-term current income and moderate capital appreciation by investing in three common trusts managed by the Trustee.

            Science & Technology Fund - The fund seeks long-term growth of capital; current income is incidental. The fund normally invests at least 65% of assets in companies, both foreign and domestic, that seek to develop or use scientific and technological advances. Industries include computers and peripherals, software, electronics, pharmaceuticals and medical devices, telecommunications, biotechnology, waste management, chemicals, synthetic materials, defense, and aerospace. These holdings may include both new and established companies. The fund may invest up to 30% of assets in foreign securities.

            Small-Cap Stock Fund - This fund seeks long-term growth of capital. The fund normally invests at least 65% of total assets in stocks of small companies. While most assets will be invested in U.S. common stocks, other securities may also be purchased, including foreign stocks, futures, and options. Management focuses on securities of companies that it believes offer superior earnings growth or are undervalued based on various valuation measures.

            PIMCO Total Return Fund - This fund seeks total return consistent with preservation of capital. The fund invests at least 65% of assets in debt securities, including U.S. government securities, corporate bonds, and mortgage-related securities. The portfolio duration generally ranges from three to six years.

Payments of Benefits

Plan participants who leave the Company as a result of termination, retirement, or death may choose one or a combination of the following distribution methods: receive the entire amount of their account balance in one lump-sum payment; or receive the distribution in the form of annual installments over the lesser of five years or the life expectancy of the participant and the participant’s beneficiary. If a participant dies, the participant’s designated beneficiary will receive the payments.

Participant Loans

     Plan participants may borrow from $1,000 up to the lesser of 50% of the value of their account or $50,000 minus the highest outstanding loan balance in the preceding 12 months, subject to certain limitations described in the Plan. Loans bear interest at a rate commensurate with the prevailing market rate, as determined by the Plan Administrator, and the loan is payable in semimonthly installments generally over a term of up to five years, or extended terms for the purchase of a primary residence.

     Fees and Administrative Expenses

     Fees and commissions to the Trustee are paid and reported by the Plan.  Administrative expenses incurred in the management of the plan are paid by the Company.

     Termination of the Plan

     Although it has not expressed any intent to do so, the Company has the right to amend, modify, or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms.

2.     Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and changes therein and disclosure of contingent assets and liabilities.  Management believes that these estimates are adequate.  Actual results could differ from those estimates.

         Basis of Accounting

        The accompanying financial statements are prepared on the accrual basis of accounting.

        Investment Valuation and Income Recognition

        Investments in mutual funds and money market accounts are stated at fair value as determined by the Trustee, principally through the use of quoted market prices. Participant loans are valued at cost, which approximates fair value.  Investment contracts are stated at contract value, which is contributions plus interest minus benefit payments and expenses. Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

The Aventis Stable Value Fund, which is included in the Master Trust, invests in investment contracts issued by high-quality insurance companies and banks as rated by T. Rowe Price Associates, Inc. These are interest bearing contracts in which the principal and interest are guaranteed by the issuing companies.  The contracts are considered fully benefit-responsive and therefore are recorded at contract value, which approximates fair value.  Each contract is subject to early termination penalties that may be significant.  The average rate on the fund was 6.4% and the average yield was 5.2% in 2001.

Risks and Uncertainties

The Plan provides for various investment options representing varied combinations of stocks, bonds, fixed income securities, mutual funds and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risk.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

        Payment of Benefits

        Benefits are recorded when paid.

3.     Investments

The following represents investments that represent 5 percent or more of the Plan’s net assets.

Allocated share of master trust net assets	$6,871,797
FMTC Select Equity Collective Trust Fund
64,572 shares	574,694
Participant loans
607,298

During 2001, the Plan’s investments (including gains and losses on investments bought and sold) depreciated in value by $458,412 as follows:

Allocated share of master trust investment activities	$323,427
Mutual funds	25,948
Common and commingled trusts	109,037

$458,412

4.     Master Trust

A portion of the Plan’s investments are held in a Master Trust which was established to serve as a funding vehicle for certain commingled assets of the Plan and the U.S. Plan.  Both plans have an undivided interest in the Master Trust.  The assets of the Master Trust are held by the Trustee.  At December 31, 2001, the Plan’s interest in the Master Trust was approximately 2%.

The following table presents the fair value of investments for the Master Trust at December 31, 2001:

Investments:
Cash	$852,744
Mutual funds	2,850,595
Company stocks	104,947,230
Guaranteed insurance contracts, at contract value	214,192,963

$322,843,532

Investment loss for the Master Trust for the year ended December 31, 2001 is as follows:

Dividends	$638,349
Interest	14,004,038
Net depreciation in fair value of investments	(18,582,010)

$(3,939,623)

5.     Tax Status

The Puerto Rico Treasury Department has not determined or informed the Company whether the Plan and the related trust are designed in accordance with the applicable Puerto Rico income tax law and are, therefore, exempt from Puerto Rico income taxes.  However, the Plan Administrator, in consultation with the Plan’s legal counsel, believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the income tax law.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

* * * * * *

AVENTIS PHARMACEUTICALS PUERTO RICO SAVINGS PLAN

Schedule H, Part IV, Item 4i, Form 5500

Schedule of Assets (Held at End of the Year)

December 31,2001

Identity of issue, borrower, lessors or similar party	Description of investment	Cost	Current Value

Master Trust:
Aventis Pharmaceuticals Savings Plan and Aventis
Pharmaceuticals Puerto Rico Savings Plan Master Trust	Master trust	$7,119,351	$6,871,797

Mutual Funds:
PIMCO Total Return Fund	Mutual fund	39,870	39,381
T. Rowe Price International Stock Fund *	Mutual fund	217,149	173,435
T. Rowe Price Small-Cap Stock Fund *	Mutual fund	272,332	300,300
T. Rowe Price Science & Technology Fund*	Mutual fund	64,472	57,986

Total Mutual Funds		593,823	571,102

Common and commingled trusts:
Fidelity Management Trust Fund	Commingled trust fund	628,289	574,694
Capital Guardian Emerging Market Equity Fund	Commingled trust fund	3,186	3,464
T. Rowe Price Retirement Strategy Trust Conservative	Common trust	5,393	5,571
Growth Fund *
T. Rowe Price Retirement Strategy Trust Income Plus Fund *	Common trust	14,493	14,623
T. Rowe Price Retirement Strategy Trust	Common trust	228,731	222,684
Balance Fund *
T. Rowe Price Equity Index Trust Fund *	Common trust	459,552	415,855

Total common and collective trusts		1,339,644	1,236,891

Loans:
Participant loans *	Participant loans with varying maturities and interest rates ranging from 5.75% to 10.5%	607,298	607,298

		$9,660,116	$9,287,088

_______________

* Indicates party-in interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVENTIS PHARMACEUTICALS
PUERTO RICO SAVINGS PLAN

Date:	October 30, 2002	By:	Isidro J. Ferrer
/s/ Isidro J-Ferrer, for the
Employee Savings Plan Committee, Plan Administrator

Index to Exhibits

Exibit No.	Exhibit

(1)	Consent of Independent Accountant — PricewaterhouseCoopers LLP

Exhibit I

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-100510) of Aventis S.A. of our report dated October 30, 2002 relating to the financial statements and supplemental schedule of Aventis Pharmaceuticals Puerto Rico Savings Plan, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP

San Juan, Puerto Rico

October 30, 2002